

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
Charles A. Bittenbender
Vice President, General Counsel and Secretary
Hyster-Yale Materials Handling, Inc.
5875 Landerbrook Drive
Cleveland, OH 44124

> **Re: Hyster-Yale Materials Handling, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 28, 2012**
> **File No. 333-182388**

Dear Mr. Bittenbender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   It appears that the Class B shares will be immediately convertible into Class A. If so, please include in the fee table the Class A shares underlying the Class B shares.

Prospectus

2.   You state on page 42 and elsewhere in the registration statement that you operate in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. We also note that the Hyster website identifies U.K.-based Hyster Europe as the Hyster dealer that serves Iran, Sudan, and Syria. In addition, we are aware of media reports that Kanoo Machinery, which is identified on the Hyster website as the Hyster dealer for the U.A.E., operates in Iran through its reseller partner network. We also are aware of publicly available reports that identify U.K.-based Alperton

International Ltd. as a Hyster dealer for Iran and indicate that Alperton has sold Hyster fork lift trucks in that country.

Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Cuba, Iran, Sudan, and/or Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, dealers, resellers, or other direct or indirect arrangements. Your response should describe any products, including but not limited to aftermarket parts, components, equipment, materials, technology, or services you have provided into those countries, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3.   Please discuss the materiality of the contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

Prospectus Cover

4.   Given that you plan to distribute both Class A and Class B shares to all shareholders regardless of whether they currently are holders of Class A or Class B shares, it appears that the shareholders' ownership interest in Hyster-Yale will differ from their ownership interest in NACCO. If so, please say so directly. In an appropriate section of your prospectus, describe the reason you are creating the difference in the ownership interests and demonstrate the magnitude and effect of the difference. Also, tell why you believe it is appropriate to characterize the distribution as "pro rata." For guidance, refer to section 4.B.2 of Staff Legal Bulletin No. 4 (September 16, 1997).

5.   We note your disclosure regarding the concentration of voting control in the carryover paragraph on pages 65 and 66 of the NACCO Industries Schedule 14A filed on March 16, 2012. Please provide us with your analysis regarding the extent to which the Hyster-Yale spin-off is a privately negotiated transaction with NACCO Industries' large

shareholders. Include in your response a description of the extent of the control group's involvement with the decisions regarding whether and when to conduct the spinoff and the structure of the spinoff.

Why is NACCO spinning off Hyster-Yale?, page 1

6.	If you elect to highlight the benefits of the spinoff, please highlight with equal prominence the drawbacks.

What are the U.S. federal income tax consequences, page 4

7.	Given that you must file exhibit 8.1 per Regulation S-K Item 601, please revise your disclosure here and throughout your prospectus where you refer to the future receipt of an opinion to remove the implication that you have not yet obtained on opinion. Also, your disclosure throughout your document should state clearly the tax consequences, not assume the consequences like you do in the second paragraph. See the second paragraph of section III.C.3 of Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission's website. Also disclose in your prospectus the undertaking mentioned in the second bullet point of Section III.D.3 of Staff Legal Bulletin No. 19.

Stockholders' Agreement, page 11

8.	Please clarify whether the stockholders who are parties to the existing agreement all will be parties to the new agreement and whether there will be any additional parties to the new agreement. Also tell us the identities of any existing parties to the agreement who will not be parties to the new agreement, the identities of any additional parties to the new agreement, the reasons for these changes in parties, the relationship of those changed parties to you, and the number of shares held by each existing party to the agreement who is not becoming a party to the new agreement and each additional party to the new agreement.

Risk Factors, page 14

9.	Please quantify the adjusted basis mentioned in the first full risk factor on page 15 and the "specified percentage" mentioned in the bullet points on page 15.

If we are unable to list, page 14

10.	Please tell us whether you plan to circulate the prospectus before you know whether your shares will be listed on the New York Stock Exchange. If not, please tell us the purpose of this risk factor.

Short-Term Incentive, page 28

11.   Please clarify the second sentence of the first bullet point. Do you mean that Hyster-Yale
        will pay Mr. Rankin's award for his services to all of the NACCO businesses before the
        spinoff?

Dividend Policy, page 34

12.   Please expand your discussion, here or in the section you have cross referenced, to clarify
        the nature of the restrictions on your ability to pay dividends. Include a discussion that
        quantifies the extent to which the covenants you mention on page 49 or other agreements
        restrict dividends. Also, please tell us about any plans to revise the aggregate dividend
        amount that your shareholders currently receive.

First Quarter of 2012, page 41

13.   We note your disclosure regarding a shift in sales to higher-margin products in the last
        sentence on page 41. Please expand your disclosure to address the overall change in your
        gross and operating margins during the relevant period.

14.   With a view toward clarified disclosure, please tell us the reasons for the change in
        revenue between the fourth quarter of 2011 and the first quarter of 2012.

Outlook, page 42

15.   Please ensure that your disclosure is current. For example, you refer to the second
        quarter of 2012 in the third paragraph as if it had not yet occurred.

16.   Please quantify here the effect of the material one-time items that you mention in the first
        sentence of the fourth paragraph. Also explain the trends that underlie the disclosed
        anticipated shift in sales mix and higher cash flow.

Financing Activities, page 48

17.   Please quantify and discuss the difference in the interest rate and other costs between the
        new term loan and the loan it replaced.

Interest Rate Risk, page 52

18.   Please tell us why you do not discuss the effect of changing interest rates on that portion
        of your floating rate debt that is not covered by your swap agreements.

Related Party Transactions, page 53

19.   In an appropriate section, please provide dollar amounts for the transactions reflected in the tax allocation and headquarters sublease agreements discussed on pages 137 and 138.

20.   Please tell us which provision of which agreement reflects the guarantee referenced in the first sentence of the last paragraph starting on page 53, and which exhibit or exhibits reflect the 75% and 50% joint venture agreements discussed in the first and third paragraphs on page F-8. Further, please file the exhibits to exhibit 10.34.

21.   Please provide us your analysis of whether Regulation S-K Item 404 requires disclosure of the transactions discussed in the last paragraph of Note 16 on page F-44.

Backlog, page 58

22.   With a view toward clarified disclosure in an appropriate section of your document, please tell us whether customers can cancel unfilled orders.

Key Suppliers and Raw Materials, page 58

23.   Please identify the sources of your raw materials. Also describe the relevant regulation mentioned here and on page 17; for example, what is the purpose and effect of the Department of Commerce inspection and how do your components comply?

Employees, page 59

24.   Please disclose when the Mexico, Ireland and Italy agreements expire. Also disclose the portion of your workforce covered by the agreements that you mention.

Security Ownership of Certain Beneficial Owners, page 63

25.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares attributed to the Dimensional Funds. Also, tell us why note (4) is first placed next to the Rankin Associates in the table on page 64 given the discussion of Dimensional in this footnote, or revise your footnotes accordingly.

26.   Please tell us why you believe you need not identify the natural persons who control the limited partners with power to dispose of the shares mentioned in footnote (3) beginning on page 64 and footnote (5) beginning on page 65. Also tell us why you do not identify the Signatories mentioned in footnote (2) on page 67. Cite in your response all authority on which you rely.

27.	Please clarify the number of shares mentioned in last sentence of footnote (5) beginning on page 65 over which Mr. Rankin has or shares voting or dispositive powers.

28.	Given that each Series B holder will receive one Series A share and given the Series B holdings mentioned in footnote (2) on page 67, it is unclear why the group mentioned in that footnote is not included in the table on page 64. Please advise.

Corporate Governance, page 76

29.	If a portion of the current NACCO Class A holders convert the Class B shares that they receive in the distribution to Class A, it appears that the current NACCO Class B shareholders will control Hyster-Yale. Please provide us your analysis of the likelihood that current NACCO Class B holders who report beneficial ownership as a group will control of Hyster-Yale, including your analysis of the likelihood that the Class A shareholders will convert their Class B shares. Address in your response the extent to which you are or may become a "controlled company" under the rules of the New York Stock Exchange.

Description of Capital Stock, page 139

30.	You may not qualify your disclosure by reference to a statute. Please revise the first paragraphs on page 139 and 142 accordingly.

31.	Please provide the disclosure required by Regulation S-K Item 201(a)(2).

Financial Statements

32.	Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Note 1. Principles of Consolidation and Nature of Operations, page F-8

33.	In light of the fact that Hyster-Yale was previously a subsidiary of NACCO, please confirm to us that the historical financial statements of Hyster-Yale reflect all of the expenses that the parent incurred on your behalf. Please refer to the guidance in SAB Topic 1B.

Note 16. Equity Investments and Related Party Transactions, page F-42

34.	We note that you recognized $1.1 million and $1.8 million in expenses related to payments to SN for engineering design services in 2010 and 2009, respectively, but did not recognize any expenses for these services in 2011. Please tell us whether any services were provided to SN in 2011 and if so, how you accounted for those services provided.

Note 17. Subsequent Events, page F-44

35.   We see that you present unaudited pro forma earnings per share on your consolidated
        statements of operations and that the unaudited pro forma earnings per share has been
        prepared as if NACCO's proposed spin-off of Hyster-Yale and the related impact of
        NACCO's pro rata distribution of all outstanding shares of Hyster-Yale common stock to
        NACCO common stockholders occurred as of January 1 each period. Please revise your
        disclosure to provide the related calculations of pro forma earnings per share each period.

Exhibits

36.   Please file the headquarters sublease mentioned on page 10.

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm

37.   To the extent there is a delay in requesting effectiveness of your registration statement, or
        there is any change, other than typographical, made to the financial statements, or there
        have been intervening events since the prior filing that are material to the company,
        please provide a currently dated and signed consent from your independent accountants
        with the your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Randi C. Lesnick, Esq.
        Jones Day